Exhibit 21.1

Subsidiaries of the Registrant, as of December 31, 2013

Subsidiary	Jurisdiction of Organization

AMN Allied Services, LLC	Delaware

AMN Healthcare, Inc.	Nevada

AMN Healthcare Allied, Inc.	Texas

AMN Services, LLC	North Carolina

AMN Staffing Services, LLC	Delaware

Linde Health Care Staffing, Inc.	Missouri

Merritt, Hawkins & Associates, LLC	California

Nursefinders, LLC	Texas

O’Grady-Peyton International (USA), Inc.	Massachusetts

O’Grady-Peyton International (Australia) (Pty), Ltd.	Australia

O’Grady Peyton International Recruitment U.K. Limited	United Kingdom

O’Grady Peyton International (SA) (Proprietary) Limited	South Africa

O’Grady-Peyton International (Europe) Limited	United Kingdom

O’Grady Peyton International (India) Private Limited	India

Rx Pro Health, LLC	Colorado

ShiftWise, Inc.	Oregon

Spectrum Insurance Company, Inc.	Hawaii

Staff Care, Inc.	Delaware